April 18, 2011

Re	: VoiceServe, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 1, 2011 File No. 333-169459

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By verbal discussion, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Company’s counsel with its comments on the Company’s correspondence letter and related Annex 1 filed on April 12, 2011. Since then the Company has decided to remove its primary offering from this Registration Statement and proceed with the resale prospectus only. For your convenience, the relevant verbal comments are listed below, followed by the Company’s responses. Proposed changes to Amendment No. 3 to the Registration Statement are reflected in Annex 1 attached hereto. Upon your approval of our responses and proposed changes, we will file with the SEC a formal amendment number 4 to the Registration Statement.

Recent Sales of Unregistered Securities, page II-2

1.
In accordance with comment 12 from our letter dated March 10, 2011, revise your disclosure to account for all sales of unregistered securities covered by Item 701 of Regulation S-K.  We once again note applicable transactions disclosed under Note 9 on page F-13, including a December 7, 2010 share issuance and the issuance of options to service providers.

Response: The Registration Statement on Form S-1/A has been revised on page II-2 to disclose all sales of unregistered securities covered by Item 701 of Regulation S-K. Further revisions have been made to pages 2, 15, and 22 to disclose the satisfaction of a $150k note payable to the sellers of VoipSwitch, Inc.

Very truly yours,

ANSLOW & JACLIN LLP